
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 9, 2007

Via Facsimile (212) 403-2309/2331 and U.S. Mail

David A. Katz, Esq.
Joshua R. Cammaker, Esq.
Wachtell Lipton Rosen & Katz
51 W. 52nd Street
New York, New York 10019

>   **Re: Four Seasons Hotels Inc.**
>   **Schedule 13E-3**
>   **Filed by Four Seasons Hotels Inc., et al. on February 27, 2007**
>   **SEC File No. 5-52609**

Dear Messrs. Katz and Cammaker:

We have reviewed the filing listed above and have the following comments.

Schedule 13E-3

1.   We note that the shares held by Triples Holdings Limited are beneficially owned by Mr. Isadore Sharp and members of his immediate family. What consideration was given to whether Mr. Anthony Sharp, a director of FSHI and a member of the Sharp family, is an affiliate of the company within the scope of Rule 13e-3(a)(1) and should be a "filing person" for the purposes of Schedule 13E-3?   Further, we note that Mr. William Gates, Mrs. Melinda Gates and the Bill and Melinda Gates Foundation Trust are the beneficial owners of shares held with Cascade Investment LLC. What consideration was given to whether the Gates' and the Trust should be filing persons on the Schedule 13E-3?

Circular

Interests of Directors, Executive Officers and Others in the Arrangement, page 7

2.   Expand the disclosure here, or where appropriate, to quantify the interests in dollar terms to the extent practicable and not already done. For example, quantify the compensation to which Messrs. Henry and Turner are entitled. Further, quantify the amount to be received by the directors and officers in exchange for accelerated options. In this regard, we note the table on page 37.

Certain Canadian Federal Income Tax Considerations, page 11
Certain United States Federal Income Tax Considerations, page 11

3.   Clarify here and in the main body of the document that all of the material tax consequences are described and not just certain or certain material consequences as noted on page 65.

Special Factors

--Background to the Proposal, page 13

4.   We note that FSHI contacted Goldman Sachs during March of 2006 and that Goldman Sachs prepared a confidential memorandum to be distributed to potential investors and made a presentation to the board in November 2006. While we note that the presentation materials are filed as an exhibit to the Schedule 13E-3, it is unclear why the circular does not describe the presentation and analyses of Goldman Sachs or otherwise provide the information required by Item 1015 of Regulation M-A. Please revise or advise. Further, what consideration was give to whether the confidential memorandum is an Item 1015 report?

5.   Clarify when the investor noted in the fifth paragraph on page 14 determined not to participate in the transaction. For example, did the investor participate in any of the negotiations? What consideration was given to identifying the investor?

Background to the Arrangement, page 16

6.   Expand to describe the factors raised by Marsico which it believed were relevant in valuing FSHI. Quantify to the extent practicable. Further, clarify whether Marsico provided its own valuation numbers to FSHI and, if so, disclose. In addition, what consideration was given to whether the letter and December 7, 2006 oral presentation of Marsico are Item 1015 reports that should be described in more detail? Finally, clarify what discussions or contact occurred between Marsico and representatives of FSHI following the oral presentation.

Position of the Special Committee as to Fairness, page 21

7.   The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general instruction (2) to Item 1014 of Schedule 13E-3. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. If conclusions were reached that any of the factors were not material, please disclose the bases for such conclusions. See Question and Answer 20, Release 34-17719 (April 13, 1981). Further, to the extent, a filing person is relying on the analysis of another, including its financial advisor, it must adopt such analysis. For example, if the special committee is relying on the discounted cash flow analysis of Merrill Lynch to satisfy its requirement to consider going concern value, it must adopt the analysis of Merrill Lynch in this regard.

8.   Expand the sixth bullet to clarify how it supports the committee's conclusion as to fairness.

Reasons for the Arrangement from the Perspective of the Purchaser, Kingdom …, page 23
Position of the Purchaser, Mr. Sharp, Triples, Kingdom … , page 25

9.   Clarify that Kingdom includes HRH Prince Alwaleed in this context. We note the definition of Kingdom on page 86.

Independent Valuation and Fairness Opinion, page 29

10.   While we note the inclusion of the full valuation as an appendix to the circular, it would appear that Item 1015 requires a quantified summary of the analyses and conclusions to be included in the circular to aid investors' reading and understanding of the valuation. Please advise. Further, please disclose the projections provided to Merrill Lynch or, at a minimum, provide a specific cross reference to where they may be located.

        Please promptly amend the Schedules 13E-3 to comply with our comments. Provide the information we request supplementally in a letter "tagged" as correspondence and filed via EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David A. Katz, Esq.
Joshua R. Cammaker, Esq.
March 9, 2007
Page 4

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 551-3265 or by facsimile at (202) 772-9203

Sincerely,

Pamela Carmody
Special Counsel
Office of Mergers
and Acquisitions